Exhibit 99.1

FOR IMMEDIATE RELEASE

Anchiano Therapeutics Chairman Stephen Hoffmann Steps Down from Board

CAMBRIDGE, Mass., October 24, 2019 – Anchiano Therapeutics Ltd. (Nasdaq: ANCN) (“Anchiano” or the “Company”), a pivotal-stage biopharmaceutical company focused on the discovery and development of targeted therapies to treat cancer, today announced Stephen Hoffmann, M.D., Ph.D is stepping down as Chairman of the Board of Directors. The Board has accepted his decision effective immediately.

“Steve led the company through the initiation of its pivotal clinical trial Codex, to its public offering and Nasdaq listing, and the recent acquitision of its RAS-inhibitor program,” said Frank Haluska M.D., Ph.D., President and Chief Executive Officer of Anchiano. On behalf of the full Board, I want to thank Stephen for his contributions to Anchiano.”

About Anchiano

Anchiano is a pivotal-stage biopharmaceutical company dedicated to the discovery, development, and commercialization of novel targeted therapies to treat cancer in areas of significant clinical need, with offices in Cambridge, MA, and Jerusalem, Israel. Anchiano’s most advanced product candidate, inodiftagene vixteplasmid, is in development as a treatment for non-muscle-invasive bladder cancer. For more information on Anchiano, please visit www.anchiano.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to risks and uncertainties. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions, many of which are beyond the control of Anchiano, including, without limitation, the risk factors and other matters set forth in its filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2018. Anchiano undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Company Contact:

Frank Haluska, M.D., Ph.D.

President and Chief Executive Officer

info@anchiano.com

Investor Contact:

Ashley R. Robinson

Managing Director

LifeSci Advisors, LLC

617-535-7742

arr@lifesciadvisors.com